OPHTHALMIC IMAGING SYSTEMS



August 25, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                  Re:  Registration Statement No. 333-123892
                       -------------------------------------

Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Ophthalmic Imaging Systems (the "Company") hereby applies for the withdrawal of the above-captioned Registration Statement and all amendments and exhibits thereto as the Company has determined to no longer proceed to offer the Common Stock contemplated to be offered by such Registration Statement due to the need to make amendments to documents related to the offering of such Common Stock. No sales have been made under such Registration Statement.

                                          Very truly yours,

                                          OPHTHALMIC IMAGING SYSTEMS.


                                          By: /s/ Ariel Shenhar
                                              ----------------------------------
                                              Ariel Shenhar
                                              Vice President and Chief Financial
                                              Officer